



# Investor Presentation

## December 2010

# Forward Looking Statements



Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission





- **Medford, NY Manufacturer of Point-of-Care Rapid Diagnostic Tests**
- **Five Year Revenue CAGR of 33%** (2005-2009)
- **FY 2009 Total Revenues of $13.8MM**
  - **Profitable in 2009 and 2010YTD through Sept 30**
  - **Anticipate $15MM+ Revenues in 2010**
- **68% of Revenues from FDA Approved Rapid HIV Tests Marketed Globally**
  - **in U.S. by Alere** (formerly Inverness Medical)
- **Near & Long Term Catalysts**
  - **Product Launches Using Chembio's Patented DPP® Rapid Test Platform**

# FDA Approved Rapid HIV Tests
## Distributed in US Exclusively by Alere (formerly Inverness Medical)



- **148% Revenue Increase in 2009 to $5.3MM**
  - 20% Market Share
- **Competitive Features**
  - **CLIA Waived**
  - **Two Formats**
  - **99.7% Sensitivity; 99.9% Specificity**
  - **Proprietary Formulation Enables 24 Month Stability**
  - **Strong Marketing Partner**



Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Inverness Medical Innovations, Inc.

inverness medical innovations

**Marketed Ex-US Directly by Chembio through Distributors**

# PATENTED DUAL PATH PLATFORM (DPP®)
## KEY DESIGN AND PERFORMANCE ADVANTAGES vs. LATERAL FLOW



- **Independent Sample Flow Path Enables Improved Sensitivity & Use of More Challenging Sample Types**

- **Improved Multiplexing Facilitated by Direct Binding, Uniform Delivery of Samples**

- **US Patent #7,189,522. Patents Issued or Pending in all major markets**



DPP®



Lateral Flow

# Dual Path Platform DPP® vs. Lateral Flow



- **Dual Path Platform**
  - **Chembio is a Licensor**
  - **Basis for Branded & OEM Product Pipeline**

- **Lateral Flow Platform**
  - **Chembio is a Licensee**
    - **Alere Sells in US**
    - **Ex-US Chembio Pays Alere either 8.5% or 5% Royalty**

# Pipeline from DPP® Technology



- ## 2011-2012
  - Launch of Oral Fluid HIV Test and for Syphilis Tests & Establish Chembio DPP® Public Health Brand
  - International DPP Revenues – Brazil
  - Influenza Ag & Ab Tests
- ## 2012-2014 –
  - Grow Chembio DPP® Public Health Brand
  - Launch HIV OTC, Hepatitis C, Influenza Ag & Ab
- ## 2010-2014 – Participate in New Markets Via OEM Agreements, Strategic Alliances, M&A
  - Respiratory, Cardiac, Auto-Immune
  - Veterinary, Food, Environmental
  - Readers
  - Molecular Technologies

# DPP® HIV 1/2 Oral Fluid Assay

- **$60MM/6MM Unit US Market Growing ~15%/Year**

- **International Studies Completed in 2009**

- **US Clinical Trials Commenced Q1 2010**

- **Anticipate PMA approval 2011-12**
  - QTDP Funding

- **OTC Opportunity**



8

# DPP® Syphilis Screen & Confirm



- **First POCT For Syphilis In US – Est. $30MM Potential Market**
  - **QTDP Funding**
- **Provides Better Indication Of Active Disease**
- **Enables Confirmation & Treatment At POC**
- **Pre-natal Testing**
- **International Evaluation Ongoing**
- **Anticipate 510(K) Clearance in 2011**



**Developed in collaboration with the U.S. Centers for Disease Control**

# OEM Contracts with FIOCRUZ





- **Four Products Under OEM Agreements with FIOCRUZ**
  - **Following Successful $8MM Tech. Transfer Program Completed 2004-2009**
- **Two Regulatory Approvals in Brazil Received June, Sept of 2010**
  - **Initial Order in Production for Q4 2010 Shipment**
  - **Possible Additional Approval and New Product Agreement in Q4**

# In Development: DPP® INFLUENZA
## Multiplex Flu A & B Test & 6 Strain Immunity Test



- **Large Established Market for Flu A&B tests**
- **Chembio's First Antigen Detection Test with DPP**
- **Prototype Shows Improved Performance v. Established Tests**
- **In Addition: $900,000 Contract signed Dec. 2009 with CDC Contractor for 6-band Multiplex Immune Status Test**



# In Development: Hepatitis-C (HCV) & HIV/HCV Comb. Oral Fluid



- **Estimated 3MM HCV Infections in US**
  - **Only 22% Diagnosed**
  - **25% Co-infection with HIV**
  - **Major Cause of Liver Disease**
  - **New therapeutics from Vertex, etc. will drive demand for Dx**
- **No HCV Point-of-Care Test in US**
  - **QTDP Funding**
- **Chembio Participating in Pre-Clinical CDC Study with both prototypes – Data Being Submitted for Publication**



# $7B Global Point-of-Care Test (POCT) Market



**Worldwide Distribution of POCT**
**Sales (in $ Millions) and Worldwide Market Shares**

- India, $139, 2%
- China, $194, 3%
- Japan, $475, 8%
- ROW, $234, 4%
- Europe, $3,254, 52%
- U.S. Decentralized Sites, Phys. Labs, Clinics, $591 , 9%
- U.S.- Hospital Based, $1,772 , 28%

**At 7% Projected Increases, even with Large Low-Growth Segments (e.g., Glucose), Global POCT Market is Fastest Growing Segment of $39.5B In-Vitro Diagnostics Market , Projected to Reach $8.8B by 2012**

*Source: Independent Market Research Report*

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

# Financial Summary



- ## Historical 2005-2009 ->33% Five CAGR Sales
  - Became Profitable Q2-4 2009 and for full FY2009 148% Increase in Sales to Alere, R&D Income, Controlled SG&A

- ## September 30, 2010 YTD
  - Net Income of $632K on Total Revenues of $11.04MM
  - Improved Gross Margins YTD from Increased R&D Income Despite Decreased Int'l. Product Sales
  - Controlled SG&A
    - Spent $190K in Q3 Exploring Strategic Opportunities

# Financial Summary



- Q4-2010 & FY2010 Revenue Outlook
  - Anticipate >$15MM in Total Revenues vs. $13.8MM in 2009
  - CDC Grants to States Improving. Anticipate Q4'10 Revenues from Alere of at least $1.9MM in Q4 2010 compared with $1.8MM in Q4'09
  - >75% Increase in 2010 Revenues from Products Serving Africa Markets

- Q4-2010 & FY2010 Operating Results Outlook
  - Strong Order Backlog should result in operating efficiencies
    - New assembly automation and cost savings implemented
  - Impact of $1.467MM in QTDP Grants Awarded 11/1/2010
  - Oral Fluid HIV Test Clinical Trial Expenditures of at least $200K
  - $.9MM Due on HIV-2 License 12/31/2010
  - Possible Additional Expenditures Regarding Strategic Alternatives

# Selected Comparative Historical Financial Results



| $(000s) | For the Years Ended | | | |
|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 |
| Total Revenues | $ 13,834 | $ 11,050 | $ 9,231 | $ 6,503 |
| Cost of sales | 7,974 | 7,198 | 6,435 | 4,894 |
| Gross Profit | 5,860 | 3,852 | 2,796 | 1,609 |
| | 42.4% | 34.9% | 30.3% | 24.7% |
| R&D Expense | 2,884 | 2,605 | 1,907 | 1,402 |
| SG&A Expense | 2,659 | 3,317 | 3,765 | 4,787 |
| Operating Income (Loss) | 317 | (2,071) | (2,876) | (4,580) |
| Other Inc. (Expense) | (8) | 122 | 249 | (415) |
| Net Income (Loss) - Stkhldrs | 309 | (1,949) | (2,627) | (4,995) |
| Pref. Stock Expenses | - | - | 5,645 | 3,210 |
| Net Loss | $ 309 | $ (1,949) | $ (8,272) | $ (8,205) |
| Net Income (Loss) - per Share | $ 0.00 | $ (0.03) | $ (0.57) | $ (0.80) |
| Avg. No. Shares (Millions) | 61.946 | 61.267 | 14.608 | 10.293 |
| Working capital | $ 1,494 | $ 1,664 | $ 3,229 | $ 5,113 |
| Total assets | 6,315 | 5,915 | 6,585 | 7,907 |
| Total liabilities | 3,227 | 3,338 | 2,322 | 2,297 |
| Equity (Deficit) | 3,088 | 2,577 | 4,263 | (940) |

# Selected Comparative Historical Financial Results



| $(000s) - UNAUDITED | Three Mos Ended | | Nine Mos Ended | |
|---|---|---|---|---|
| | Sept 30 2010 | Sept 30 2009 | Sept 30 2010 | Sept 30 2009 |
| Net Product Sales | $ 3,787 | $ 3,924 | $ 8,337 | $ 9,245 |
| License & royalty revenue | 287 | 31 | 1,026 | 84 |
| R&D grant revenue | 432 | 408 | 1,675 | 954 |
| Total Revenues | $ 4,506 | $ 4,363 | $ 11,038 | $ 10,283 |
| Cost of sales | 2,296 | 2,494 | 5,428 | 6,053 |
| Gross Profit | 2,210 | 1,869 | 5,610 | 4,230 |
| | 49.0% | 42.8% | 50.8% | 41.1% |
| R&D Expense | 1,230 | 778 | 2,822 | 2,128 |
| SG&A Expense | 802 | 784 | 2,144 | 2,002 |
| Operating Income | 178 | 307 | 644 | 100 |
| Other Inc. (Expense) | (9) | (1) | (11) | (8) |
| Net Loss | $ 169 | $ 306 | $ 633 | $ 92 |
| Basic earnings-per share | $ 0.00 | $ 0.00 | $ 0.01 | $ 0.00 |
| Diluted earnings-per share | $ 0.00 | $ 0.00 | $ 0.01 | $ 0.00 |
| Basic Avg. No. Shares (Millions) | 62.147 | 61.945 | 62.068 | 61.945 |
| Diluted Avg. No. Shares (Millions) | 70.547 | 75.366 | 71.074 | 74.938 |

# Selected Balance Sheet Data



| ($000s) | UNAUDITED | |
|---|---|---|
| **Balance Sheet Data** | **Sept. '10** | **Dec. '09** |
| Cash | $ 1,336 | $ 1,068 |
| Accts. Receivable | 2,635 | 1,776 |
| Inventories | 1,883 | 1,556 |
| Other Current Assets | 191 | 267 |
| Total Current Assets | 6,045 | 4,667 |
| Net Fixed Assets | 828 | 580 |
| Other Assets | 690 | 1,068 |
| Total Assets | 7,563 | 6,315 |
| Total Current Liab. | 3,453 | 3,173 |
| Total Other Liab. | 221 | 54 |
| Total Liabilities | 3,674 | 3,227 |
| Total Equity | 3,889 | 3,088 |
| Total Liabilities & Shareholders Equity | $ 7,563 | $ 6,315 |

# Organization & Management Team



| |
|---|
| **Lawrence Siebert,** CEO & Chairman |
| **Richard Larkin,** CFO |
| **Javan Esfandiari,** Sr. VP R&D |
| **Rick Bruce,** VP Operations |
| **Tom Ippolito,** VP Reg., QA/QC |
| **Sandy Speer,** Dir. Client Serv. |
| **Dr. Gary Meller,** Director |
| **Katherine Davis,** Director |

**Total Employment Approx. 110**



SG&A
7

Ops.
69

R&D
24

Reg. & Clinical
QA & QC
12

# CEMI Selected Share Data



| | | |
|---|---|---|
| Ticker Symbol (OTCBB) | CEMI | |
| Price 11/16/10 | $0.430 | |
| 52 Week High | $0.487 | |
| 52 Week Low | $0.159 | |
| Outstanding Shares (MM) | 62.2 | |
| Market Capitalization (MM) | $26.7 | |
| Fully Diluted (FD) Shares (MM) | 70.5 | |
| Management Holding (MM)-FD | 11.3 | |
| Average Daily Volume (3 Mos) | 125,000 | |
| Options and Warrants (MM) | | Avg. Ex. Price |
| Options (MM) (3.95MM held by mgmt. & board) | 5.71 | $0.168 |
| Warrants (MM)  - Exp. Dates | | |
| 10/6/2011 | 2.54 | $0.475 |
| 2/5/2012 | 0.07 | $0.810 |
| Total Warrants (MM) | 2.61 | |
| Total Options & Warrants (MM) | 8.32 | |

# SUMMARY

## www.chembio.com



- Top Line Growth for last 5 Years; Became Profitable in 2009 & through 9/30/2010 YTD

- Platform Point of Care Technology DPP®
    - Robust DPP ®Product Pipeline for Branded & OEM Products
    - Licensing Revenues

- Anticipated Near and Long Term Growth Catalysts from New Collaborations, Product Launches, Regulatory Submissions & Approvals